SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31511; File No. 812-14346

ETFS Trust and ETF Securities Advisors LLC; Notice of Application

March 25, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements with Wholly-Owned Sub-Advisers (as defined below) and non-affiliated sub-advisers without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: ETFS Trust (the "Trust") and ETF Securities Advisors LLC (the "Adviser").

Filing Dates: The application was filed on August 13, 2014 and amended on December 2, 2014 and February 12, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 17, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, ETFS Trust, 48 Wall Street, New York, New York 10005.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the Act. The Trust currently offers four series of shares and may offer additional series of shares in the future (each, a "Fund" and collectively the "Funds"),[1] each with its own distinct investment objective, policy and restrictions. Each Fund will operate as an exchange-traded fund.[2] ETF Securities is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").

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[1] Currently the Trust consists of the following Funds: ETFS Zacks Earnings Large-Cap U.S. Index Fund, ETFS Zacks Earnings Small-Cap U.S. Index Fund, ETFS Diversified-Factor Large Cap U.S. Index Fund, and the ETFS Diversified-Factor Developed Europe Index Fund (the "Initial Fund(s)").

[2] Future Funds may be operated as a master-feeder structure pursuant to section 12(d)(1)(E) of the Act. In such a structure, certain Funds (each, a "Feeder Fund") may invest substantially all of their assets in a Fund (a "Master Fund") pursuant to section 12(d)(1)(E) of the Act. No Feeder Fund will engage any sub-advisers other than through approving the engagement of one or more of the Master Fund's sub-advisers.

2.   Applicants request an order to permit the Adviser,[3] subject to the approval of the

board of trustees of the Trust (the "Board"), including a majority of the trustees who are not

"interested persons" of the Trust, the Funds or the Adviser as defined in section 2(a)(19) of the Act

(the "Independent Trustees"), to, without obtaining shareholder approval: (a) select Sub-Advisers[4]

to manage all or a portion of the assets of a Fund and enter into investment sub-advisory

agreements with the Sub-Advisers (each, a "Sub-Advisory Agreement"); and (b) materially amend

Sub-Advisory Agreements with the Sub-Advisers.[5] Applicants request that the relief apply to the

named applicants, as well as to any future Fund and any other existing or future registered open-

end management investment company or series thereof that is advised by the Adviser, uses the

multi-manager structure described in the application, and complies with the terms and conditions

set forth in the application (each, a "Subadvised Fund").[6] The requested relief will not extend to

any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined

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[3] The term "Adviser" includes (1) ETF Securities, and (2) any entity controlling, controlled by or under common control with, ETF Securities or its successors that serves as investment adviser to the Funds. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[4] A "Sub-Adviser" for a Fund is (1) an indirect or direct "wholly owned subsidiary" (as such term is defined in the Act) of the Adviser for that Fund, or (2) a sister company of the Adviser for that Fund that is an indirect or direct "wholly-owned subsidiary" of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Fund, any Feeder Fund invested in a Master Fund, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Fund (each, a "Non-Affiliated Sub-Adviser").

[5] Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Sub-Adviser Changes").

[6] All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. All Funds that currently are, or that currently intend to be, Subadvised Funds are identified in the application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

in section 2(a)(3) of the Act, of the Subadvised Fund, of any Feeder Fund, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Funds ("Affiliated Sub-Adviser").

3.   ETF Securities is the investment adviser to each Fund pursuant to an investment advisory agreement with the Trust (the "Investment Management Agreement"). Any other Adviser will be registered with the Commission as an investment adviser under the Advisers Act. The Investment Management Agreement was approved by the Board, including a majority the Independent Trustees, and by the shareholders of each Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Investment Management Agreement will comply with section 15(a) of the Act. Each other investment management agreement with respect to a Fund (included in the term "Investment Management Agreement") will comply with section 15(a) of the Act and will be similarly approved.

4.   Pursuant to the terms of the Investment Management Agreement, the Adviser, subject to the supervision of the Board, provides continuous investment management of the assets of each Fund. Consistent with the terms of the Investment Management Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to one or more Sub-Advisers. The Adviser would continue to have overall responsibility for the management and investment of the assets of each Subadvised Fund, and the Adviser's responsibilities would include, for example, recommending the removal or replacement of Sub-Advisers and determining the portion of that Subadvised Fund's assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser evaluates,

allocates assets to, and oversees, the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. For its services to a Fund under an Investment Management Agreement, the Adviser would receive an investment management fee from that Fund based on the average net assets of that Fund.

5. Currently the Adviser has entered into a sub-advisory agreement with Index Management Solutions, LLC ("IMS") with respect to the Initial Funds. The sub-advisory agreement with IMS was approved by the Board, including a majority of the Independent Trustees, and by the sole shareholders of each Initial Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the sub-advisory agreement with IMS comply with section 15(a) of the Act. IMS is, and any future Sub-Adviser will be, an "investment adviser" as defined in section 2(a)(20) of the Act and will be registered as an investment adviser under the Advisers Act or exempt from such registration. Any Sub-Advisory Agreements will be approved by the Board, including a majority of the Independent Trustees, and the terms of each Sub-Advisory Agreement will comply fully with the requirements of section 15(a) of the Act. The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund's portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the Investment Management Agreement.

6. Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Fund, that Subadvised Fund will send

its shareholders[7] either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[8] and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants state that, in the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants also state that the Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

7. Applicants also request an order under section 6(c) of the Act exempting the Subadvised Funds from certain disclosure obligations that may require each Subadvised Fund to disclose fees paid by the Adviser to each Sub-Adviser. Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of the Subadvised Fund's net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the "Aggregate Fee Disclosure"). An exemption is requested to permit the

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[7] If the Subadvised Fund is a Master Fund, for purposes of the Modified Notice and Access Procedures, "shareholders" include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

[8] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Fund.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Funds to include only the Aggregate Fee Disclosure. All other items required by sections 6-

07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an

investment adviser to a registered investment company "except pursuant to a written contract,

which contract, whether with such registered company or with an investment adviser of such

registered company, has been approved by the vote of a majority of the outstanding voting

securities of such registered company." Rule 18f-2 under the Act provides that each series or class

of stock in a series investment company affected by a matter must approve that matter if the Act

requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement

of additional information the method of computing the "advisory fee payable" by the investment

company, including the total dollar amounts that the investment company "paid to the adviser

(aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not

affiliated persons of the adviser, under the investment advisory contract for the last three fiscal

years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered

investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii),

22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a

shareholder meeting at which the advisory contract will be voted upon to include the "rate of

compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Funds' investment objectives. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund's shareholders and will allow such Subadvised Fund to operate more efficiently. Applicants state that the Investment Management Agreement will continue to be

fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the Board, including a majority of the Independent Trustees, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreement.

7. Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers of Subadvised Funds that operate in the multi-manager structure described in the application does not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Subadvised Fund's fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Fund because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that if the Adviser is not required to disclose the Sub-Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts. Applicants assert that the relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

8. Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that each Subadvised Fund will be required to obtain shareholder approval to operate as a "multiple manager" fund as described in the application before relying on the requested order. Applicants assert that conditions 6, 10, and 11 are designed to

provide the Board with sufficient independence and the resources and information it needs to

monitor and address any conflicts of interest. Applicants state that, accordingly, they believe the

requested relief is necessary or appropriate in the public interest and consistent with the protection

of investors and the purposes fairly intended by the policy and provisions of the Act.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:[9]

1.   Before a Subadvised Fund may rely on the order requested in the application, the

operation of the Subadvised Fund in the manner described in the application, including the hiring

of Wholly-Owned Sub-Advisers, will be approved by a majority of the Subadvised Fund's

outstanding voting securities as defined in the Act, which in the case of a Master Fund will

include voting instructions provided by shareholders of the Feeder Funds investing in such

Master Fund or other voting arrangements that comply with section 12(d)(1)(E)(iii)(aa) of the

Act or, in the case of a new Subadvised Fund whose public shareholders purchase shares on the

basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial

shareholder(s) before offering the Subadvised Fund's shares to the public.

2.   The prospectus for each Subadvised Fund, and in the case of a Master Fund

relying on the requested relief, the prospectus for each Feeder Fund investing in such Master

Fund, will disclose the existence, substance and effect of any order granted pursuant to the

application. Each Subadvised Fund (and any such Feeder Fund) will hold itself out to the public

as employing the multi-manager structure described in the application. Each prospectus will

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[9] Applicants will only comply with conditions 7, 8, 9, and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   The Adviser will provide general management services to a Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Fund's overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Fund's assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Fund's investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Fund's assets among Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.   A Subadvised Fund will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with section 12(d)(1)(E)(iii)(aa) of the Act.

5.   Subadvised Funds will inform shareholders, and if the Subadvised Fund is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(16) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.   Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a sub-adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders, and if the Subadvised Fund is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.   No Trustee or officer of the Trust, a Fund or a Feeder Fund, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (a) ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded

company that is either a Sub-Adviser or an entity that controls, is controlled by, or under common control with a Sub-Adviser.

12. Each Subadvised Fund and any Feeder Fund that invests in a Subadvised Fund that is a Master Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13. Any new Sub-Advisory Agreement or any amendment to a Subadvised Fund's existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund's shareholders for approval.

14. In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary